Exhibit 99.1.A(5)(a)(i)

                                  ENDORSEMENT

                     AMENDMENT TO "LOAN VALUE" PROVISIONS

The "Loan Value" provision of this policy is deleted in its entirety and replaced by the following provisions:

Loan Value

The loan value is the maximum amount the owner may borrow on this policy. The available loan value on any Business Day is:

o     The Net Cash Surrender Value on that Business Day; less

o 2% of the Cash Surrender Value minus any outstanding loan on the prior anniversary; less

o The amount of any interest which will accrue on any existing loan plus the new amount borrowed up to the next policy anniversary

The minimum loan amount is shown on page 3.


02-R264VUL                                                              {POL NO}